UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 24, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, Brussels, 24 December 2021

Orange Belgium announces the signing of an agreement with Nethys to acquire 75% minus one share in VOO SA

•    Following the period of exclusive negotiations that began on 22 November and the approval of the board of directors of Enodia, Orange Belgium and Nethys have today signed an agreement for the acquisition by Orange Belgium of 75% less one share of VOO SA.

•    The transaction is based on an enterprise value of €1.8 billion for 100% of the capital.

•    This acquisition represents a major step forward in Orange Belgium's national convergent strategy and will increase investment and competition in the telecommunications sector for the benefit of customers and the competitiveness of the Walloon and Brussels regions.

VOO is a telecom operator that owns the cable network in the Walloon region and part of the Brussels region. VOO offers a portfolio of fixed and mobile telephony, broadband Internet and television services. With the acquisition of VOO, Orange Belgium will have a very high-speed network in Wallonia and part of Brussels, thus reinforcing the deployment of its convergent strategy at national level.

The investment plan, consisting of cable modernisation and fibre optic (FTTH) rollouts, and the pooling of the two companies' skills will make it possible to ensure and strengthen the quality of VOO's network in the long term, serving customers and the competitiveness of the Walloon and Brussels regions.

Orange's industrial project, the complementary nature of its assets and teams and the excellent working conditions within the two companies will offer attractive prospects for the employees of VOO and Orange Belgium. Orange Belgium is committed to developing WBCC, VOO's call centre, and intends to strengthen BeTV.

Nethys will retain a minority stake in VOO and governance rights to guarantee the implementation of the industrial and social project. Orange is offering Nethys the possibility of converting its stake in VOO into Orange Belgium shares to secure the development of VOO and Orange Belgium through further integration between the two companies.

The enterprise value of €1.8 billion for 100% of the capital corresponds to an EBITDA[1] multiple of 9.5x. This transaction will generate significant synergies, mainly related to the transfer of VOO's MVNO business to Orange Belgium's network. Post synergies, the EBITDA multiple amounts to 6.5x. Orange Belgium, which currently has a very low debt leverage, will finance this transaction through an intra-Group loan.

The closing of the transaction is subject to customary conditions precedent, including the approval of the European Commission expected in 2022. Until such approvals and closing of the transaction are obtained, the two companies will continue to operate independently.

Mari-Noëlle Jégo-Laveissière, Executive Vice President, Orange Europe Operations, said: "This acquisition reinforces Orange's leadership in convergence in Europe and confirms the Group's long-term commitment in Belgium. This operation is based on a strong industrial project, drawing on the complementary nature of Orange Belgium and VOO."

Xavier Pichon, CEO of Orange Belgium, said: "25 years after the creation of Mobistar and 5 years after the launch of our first fixed-line offers, this operation reinforces the deployment of Orange Belgium's convergent strategy at national level. Our investment plan will enable us to upgrade the network to multi-gigabit for the benefit of customers and the competitiveness of Wallonia and Brussels. The merger of Orange Belgium and VOO, two companies with highly complementary assets and skills, will benefit the employment and development of the employees of both companies."

For further information about the transaction please refer to the presentation that is available from the financial section of Orange Belgium’s corporate website at Financial news.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42.3 billion euros in 2020 and 137,000 employees worldwide at 30 September 2021, including 79,000 employees in France. The Group has a total customer base of 266 million customers worldwide at 30 September 2021, including 222 million mobile customers and 22 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

About Orange Belgium

Orange Belgium is one of the major telecommunication operators on the Belgian market, with over 3 million customers, and in Luxembourg, via its subsidiary Orange Communications Luxembourg.

As a convergent player, it provides next generation connectivity services to residential customers through multi-gigabits mobile, cable and optic fiber networks, also relating to the Internet of Things. Its high-performance mobile network is equipped with the latest technologies and benefits from continuous investments preparing for the arrival of 5G. As a responsible operator, Orange Belgium is also investing to reduce its ecological footprint and promote sustainable and inclusive digital practices.

Orange Belgium is a subsidiary of the Orange Group, one of the main operators in Europe and Africa for mobile telephony and internet access and a world leader in telecommunication services for companies.

Orange Belgium is listed on the Brussels Stock Exchange (OBEL).

For more information go to: corporate.orange.be, www.orange.be or follow us on Twitter: @pressOrangeBe.

Press contacts

Orange : Tom Wright ; tom.wright@orange.com ; +33 6 78 91 35 11

Orange Belgium : Younes Al Bouchouari ; younes.albouchouari@orange.com ; +32 (0)477 69 87 73

press@orange.be

Investor Relations

Orange Belgium :Koen Van Mol ; koen.vanmol@orange.com ; +32 (0)495 55 14 99

[1] VOO SA's forecast EBITDA for 2021 under Belgian GAAP (no application of IFRS).

ORANGE

Date: December 24, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations